Helena Lee Assistant General Counsel Direct Line: (310) 772-6259 Fax: (310) 772-6569 E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

April 17, 2015

Sally Samuel

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Variable Annuity Life Insurance Company Separate Account A

Initial Registration Statements on Form N-4

File Numbers:   333-201803 and 811-03240 (Polaris Choice Elite)

                                      333-201800 and 811-03240 (Polaris Platinum Elite)

Dear Ms. Samuel:

Thank you for your comments provided via telephone on April 15, 2015 regarding the Initial Registration Statements filed on Form N-4 as referenced above collectively, the “Registration Statements.” This letter provides our responses to the Staff’s comments.

1.	Access to Your Money (Pages 24- 25)

Comment – Please clarify where an explanation of Excess Withdrawals can be found in the Optional Living Benefits section.

Response – We have revised the last sentence of the 3rd paragraph under “ACCESS TO YOUR MONEY” to clarify where an explanation of Excess Withdrawal is included as follows:

“If you have elected an Optional Living Benefit and you take the Maximum Annual Withdrawal Amount, you may still take an additional amount under the Free Withdrawal provision without incurring a withdrawal charge. However, the additional amount of the Withdrawal that exceeds the Maximum Annual Withdrawal Amount that may be considered a Free Withdrawal will be treated as an Excess Withdrawal for purposes of calculating your Income Base, Income Credit Base and future income payments. Please see “What are the effects of withdrawals on Polaris Income Plus and Polaris Income Builder?” under OPTIONAL LIVING BENEFITS below.”

Sally Samuel

April 17, 2015

2.	Polaris Income Plus and Polaris Income Builder (Page 27)

Comment – Please explain what happens when an RMD withdrawal is greater than 6% of the Income Base for the Polaris Income Plus living benefit.

Response – We have added an additional sentence that explains what happens when the RMD is greater than 6% of the Income Base as follows:

“If you have elected Polaris Income Plus and the RMD amount is greater than the Maximum Annual Withdrawal Amount, but less than 6% of the Income Base, an Income Credit equal to the difference between the RMD and 6% of the Income Base will be included in determining any Income Base increase in that Benefit Year. If the RMD amount is greater than 6% of the Income Base, no Income Credit will be included in the calculation of the Income Base.

If you have elected Polaris Income Builder, no Income Credit will be included in the calculation of the Income Base when an RMD is taken.”

3.	Polaris Income Plus and Polaris Income Builder (Page 28)

Comment – Please explain how Polaris Income Builder can be distinguished from Polaris Income Plus.

Response – We have revised the first sentence of the 3rd paragraph under “General Information Applicable to All Living Benefits” as follows:

“These optional Living Benefits are designed for individuals and their spouses who are seeking participation in the growth potential of the stock market and desire protection features that provide guaranteed lifetime/retirement income. The Polaris Income Plus and Polaris Income Builder Living Benefits are designed to provide the contract owner(s) lifetime income with the flexibility to start income at any time. The guaranteed rising income component available on Polaris Income Plus offers an additional benefit to those starting income soon after the contract is issued. Unlike Polaris Income Plus, Polaris Income Builder does not offer guaranteed rising income. For those who seek to start income right away, Polaris Income Builder offers slightly higher withdrawal rates and for those deferring income, this feature combines the power of the higher withdrawal rates and the annual Income Credit to grow the Income Base for a later income start date.”

4.	When and how may I elect a Living Benefit (Page 35)

Comment – Please clarify if a Living Benefit may be elected only at time of issue.

Response – We have revised the first sentence of the 2nd paragraph under “Overview of Living Benefits” as follows:

“You may elect one of the optional Living Benefits, all of which are guaranteed minimum withdrawal benefits, for an additional fee only at the time of contract issue.

Sally Samuel

April 17, 2015

5.	Tandy Comment

Response – The Registrant and Depositor acknowledge that:

¡	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

¡	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and Depositor from full responsibility for the adequacy and accuracy of the disclosure in the filling; and

¡	The Registrant and Depositor may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We will file all revisions and relevant exhibits and financial statements in Pre-Effective Amendments to the Registration Statements on April 27, 2015 along with the Acceleration Request asking for effectiveness on May 1, 2015. As part of the Acceleration Request, we will make the appropriate representations pursuant to the Staff’s press release dated June 24, 2004.

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee